Exhibit 99.2

September 17, 2018

Dear Senomyx Employees,

I have important and exciting news to share with you about a significant announcement we made this morning describing Firmenich’s intent to acquire Senomyx.

Together, we have revolutionized the discovery of innovative flavor ingredients and natural high intensity sweeteners using our proprietary taste receptor-based assays and screening technologies. We should all be extremely proud that our discoveries have allowed us to establish partnerships and commercialize our products with some of the leading companies in the world. By joining with Firmenich, the opportunities for our discoveries are significant and compelling for our employees, customers and consumers. Firmenich considers Senomyx to be an integral component of their innovation strategy. We believe that this merger will provide the financial backing and commercial support needed for the Senomyx discoveries to reach their full potential.

Looking to next steps, we expect the transaction to close by year end, subject to customary closing conditions. We will be making the required filings with the SEC regarding the transaction, and as soon as we have additional information to share, we will communicate it to you. We greatly appreciate your understanding of the situation, as we are limited to what we can communicate at this point, but please rest assured that we will provide you with additional information as the process unfolds.

Until closing, we will continue to operate as an independent company and continue to focus on our corporate goals. Today’s announcement should have no impact on our day–to–day operations, and it is important that we all stay focused on our daily responsibilities. Our unmatched innovation and know-how in taste research has made this tremendous opportunity possible. Please stay focused on that commitment.

I also want to take this opportunity to emphasize how the Senomyx Board of Directors, our leadership team, and I value and appreciate the important contributions you have made—and make—every day. It is your hard work that has been the foundation of our success, and I am confident that Senomyx will continue to thrive under Firmenich.

As many of you know, I have been honored to spend 15 years of my career at Senomyx. When we embarked on the process to evaluate all strategic alternatives, we didn’t know the outcome. I can sincerely say to you that I believe that this opportunity is the best result and logical outcome for the company and its employees. This was a decision that management and the board did not enter into casually. I would like to thank you for your continued dedication, support, and contributions.

As I am sure you can imagine, this announcement is likely to generate many inquiries regarding our company by various third parties. As always, it is important that we speak with one voice. If you receive any inquiries, please immediately forward them to me or our CFO, Dave Humphrey.

Later today, we will hold a company-wide meeting to share some additional details with you surrounding the transaction. I expect that you have a lot of questions, and although we do not yet have all the answers, we will provide you with as much information as we can. Additionally, we will have follow-up meetings and more resources available to you as soon as possible.

Please find a copy of the press release attached to this communication. I look forward to seeing you this morning at the All-Hands meeting. Thank you for your continued commitment and dedication to Senomyx.

Sincerely,

John Poyhonen

President and CEO

Important Information

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Senomyx, Inc. (“Senomyx”) stock. Sentry Merger Sub, Inc. (“Purchaser”) has not commenced the tender offer described in this announcement (the “Offer”). Upon commencement of the Offer, Firmenich Incorporated (“Firmenich”) and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the Offer, Senomyx will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or by contacting Senomyx’s investor relations contact by email at SNMX@liolios.com.

In addition to the solicitation/recommendation statement, Senomyx files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Senomyx at the SEC public reference room at 100 F Street, N.E., Washington, DC 201549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Senomyx’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication may contain certain forward-looking statements regarding Senomyx, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement, the possibility of any termination of the definitive merger agreement among Senomyx, Firmenich and Purchaser (the “Merger Agreement”), and the strategic and other potential benefits of the transaction. Completion of the Offer and merger contemplated by the Merger Agreement (the “Merger”) are subject to conditions, including satisfaction of a minimum tender condition, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk that not all conditions of the Offer or the Merger will be satisfied or waived; uncertainties regarding the two companies’ ability to successfully develop and market both new and existing products; uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of Senomyx’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the failure to complete the Offer or the Merger in the timeframe expected by the parties or at all; the outcome of legal proceedings that may be instituted against Senomyx and/or others relating to the Transactions; Senomyx’s ability to maintain relationships with employees or vendors; domestic and global economic and business conditions; and other risk factors described in Senomyx’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. The reader is cautioned not to unduly rely on these forward-looking statements. Any forward-looking statements in this communication are based on information known to Senomyx on the date of this announcement. Senomyx does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.